UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16942J105
(CUSIP Number)

Tu Guo Shen
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian, Shenzhen, China, 518034
(86) 755-8351-0888

copies to:
Louis A. Bevilacqua
Pillsbury Winthrop Shaw Pittman LLP
2300 N. Street, NW
Washington, DC 20001
(202) 663-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO: 16942J105

1.	NAMES OF REPORTING PERSONS WHITEHORSE TECHNOLOGY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,392,000 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,392,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,392,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (2)
14.	TYPE OF REPORTING PERSON CO (3)

 (1) Whitehorse Technology Limited (“Whitehorse”) has shared voting and dispositive power over these shares with its sole shareholder, Mr. Tu Guo Shen (“Mr. Tu”). Ms. Li Zhi Qun , Mr. Tu’s spouse, does not have any beneficial ownership interest for purposes of Rule 13d-3(d)(1) promulgated under the Exchange Act.

(2) Based on 86,294,932 shares of common stock outstanding as of June 23, 2010. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3) Whitehorse is a company organized and existing under the laws of the British Virgin Islands.

CUSIP NO: 16942J105

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TU GUO SHEN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE'S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,358,435
	8.	SHARED VOTING POWER 11,392,000 (1)
	9.	SOLE DISPOSITIVE POWER 5,358,435
	10.	SHARED DISPOSITIVE POWER 11,392,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,760,435 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (3)
14.	TYPE OF REPORTING PERSON IN

(1) Mr. Tu Guo Shen ("Mr. Tu") is deemed to be the beneficial owner of the 11,392,000 shares directly owned by Whitehorse Technology Limited ("Whitehorse") pursuant to Rule 13d-3 of the Exchange Act and has shared voting and dispositive power over these shares with Whitehorse. Mr. Tu is the sole shareholder of Whitehorse.

(2) Includes 10,000 shares directly owned by Ms. Li Zhi Qun, Mr. Tu’s spouse. Mr. Tu expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) Based on 86,294,932 shares of common stock outstanding as of June 23, 2010. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP NO:  16942J105

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LI ZHI QUN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,760,435 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 5,358,435 shares directly owned by Mr. Tu Guo Shen ("Mr. Tu"), Ms. Li Zhi Qun’s spouse, and 11,392,000 shares directly owned by Whitehorse Technology Limited of which Mr. Tu is the sole owner. Ms. Li expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) Based on 86,294,932 shares of common stock outstanding as of June 23, 2010. Beneficial ownership for purposes of this Statement has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act.

Explanatory Note

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends the Schedule 13D originally filed on January 11, 2008 and amended on April 29, 2010 (the "Schedule 13D") by Whitehorse Technology Limited, a British Virgin Islands company ("Whitehorse"), Tu Guo Shen ("Mr. Tu") and Li Zhi Qun ("Ms. Li," together with Whitehorse and Mr. Tu, the "Reporting Persons"). This Amendment No. 2 relates to the common stock, par value $.0001 per share (the "Common Stock"), of China Security & Surveillance Technology, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

On June 24, 2010, Whitehorse entered into a term loan facility agreement with China Development Bank Corporation Hong Kong Branch ("CDB"), as lender, arranger and facility agent (the "Loan Agreement") pursuant to which the lender agreed to make available to Whitehorse a term loan facility in an aggregate principal amount of up to US$45,000,000 (the "Facility") subject to the terms and conditions of the Loan Agreement. Under the Loan Agreement, Whitehorse can make no more than two utilizations of the Facility before September 24, 2010. Any loan under the Facility will mature on the fifth anniversary of the first date when the Facility is utilized by Whitehorse (the "First Utilization Date") and will have an interest rate of LIBOR plus 10% per annum. The principal of any loan made under the Facility will be paid in three equal installments on the third, fourth and fifth anniversaries of the First Utilization Date and the interest will be paid every six months starting on the six-month anniversary of the date when the loan is made. The purpose of the loan is to provide capital to repay the outstanding Exchangeable Senior Secured Notes due 2012 pursuant to that certain Notes Repurchase and Warrant Purchase Agreement (the "Repurchase Agreement"), dated April 28, 2010, a copy of which was filed as an exhibit to the Amendment No. 1 to the Schedule 13D that was filed on April 29, 2010. No funds were transferred to the Issuer and no shares of the Issuer were issued in this transaction. Whitehorse plans to draw down US$31 million from the Facility on or before July 15, 2010 which will be used to satisfy Whitehorse’s obligations under the Repurchase Agreement.

In connection with the Loan Agreement, on June 24, 2010, Whitehorse also entered into a pledge and security agreement (the "Pledge Agreement") and an account charge agreement (the "Account Charge") with CDB, as collateral agent. In addition, Whitehorse entered into a calculation agent agreement with CDB, as collateral agent and Deutsche Bank AG, Hong Kong Branch, as calculation agent (the "Calculation Agent Agreement"). Under the Pledge Agreement, Whitehorse will initially pledge a total of 13,924,916 shares of the Common Stock beneficially owned by Whitehorse to secure its obligations under the Loan Agreement. Pursuant to the terms of the Pledge Agreement, Whitehorse may be obligated to pledge additional shares of the Common Stock under certain circumstances. On June 24, 2010, Mr. Tu also entered into a personal guarantee with CDB, as security agent, for the performance of Whitehorse’s obligations under the Loan Agreement (the "Personal Guarantee," together with the Loan Agreement, the Pledge Agreement, the Account Charge and the Calculation Agent Agreement, the "Financing Documents").

Copies of the Loan Agreement, the Pledge Agreement, the Account Charge, the Calculation Agent Agreement and the Personal Guarantee are attached hereto as Exhibits 16, 17, 18, 19 and 20 and are incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

As of the dates of the above discussed transactions the Reporting Persons had no plans or proposals which relate to or would result in any of the events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that, in connection with the transaction related to the Pledge Agreement discussed in Item 3 above which may result in disposition of the Common Stock if Whitehorse fails to performance its obligations under the Financing Documents.

Item 5. Interest in Securities of the Issuer.

Items 5(c) and (d) are hereby amended to add the following at the end of the discussion:

(c) As described in Item 3 hereto, Whitehorse and Mr. Tu have entered into the Financing Documents on June 24, 2010. The information set forth in Item 3 with respect to the Financing Documents is incorporated into this Item 5 by reference.

(d) Pursuant to the terms of the Pledge Agreement discussed above in Item 3, upon an event of default, as therein defined, all rights of the pledgors to receive the dividends that they would otherwise be authorized to receive and retain in regards to the pledged shares shall become vested in the collateral agent.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

As described in Item 3 hereto, Whitehorse and Mr. Tu have entered into the Financing Documents. The information set forth in Item 3 with respect to the Financing Documents is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 16	USD 45,000,000 Term Loan Facility Agreement, dated June 24, 2010, between Whitehorse and CDB as lender, arranger and facility agent.

Exhibit 17	Pledge and Security Agreement, dated June 24, 2010, between Whitehorse and CDB as collateral agent.

Exhibit 18	Account Charge, dated June 24, 2010, between Whitehorse and CDB.

Exhibit 19	Calculation Agency Agreement, dated June 24, 2010, between Whitehorse, CDB as collateral agent and Deutsche Bank AG, Hong Kong Branch as calculation agent.

Exhibit 20	Personal Guarantee, dated June 24, 2010, between Mr. Tu and CDB as security agent.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2010

/s/ Tu Guo Shen
Name: Tu Guo Shen

/s/ Li Zhi Qun
Name: Li Zhi Qun

WHITEHORSE TECHNOLOGY LIMITED

By: /s/ Tu Guo Shen
Name: Tu Guo Shen
Title: Chief Executive Officer